Item 77C

Special Meeting of Shareholders of the JOHCM International Select
Fund

On December 19, 2011, the JOHCM International Select Fund held a special meeting of shareholders to approve a new sub-advisory agreement between DundeeWealth US, LP and JO Hambro Capital
Management Limited on behalf of the Fund.

Shareholders of record of the Fund on the close of business on November
 4, 2011 (the "Record Date") were entitled to vote on the proposal.

The proposal was approved by shareholders at the special meeting held on December 19, 2011 and the voted recorded during the special meeting are provided below. Percentage information relates to the votes recorded as a percentage of the outstanding shares on the Record Date. Total outstanding shares on the Record Date totaled 8,589,934.190.

Votes For:
Number: 5,787,596.390
Percentage: 67.376%


Votes Against:
Number: 7,293.000
Percentage: 0.085%


Abstained:
Number: 14,338.000
Percentage: 0.167%